File No. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                    FORM U-1
                               -------------------


                           APPLICATION OR DECLARATION

                                      Under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
      AEP TEXAS CENTRAL COMPANY (formerly CENTRAL POWER AND LIGHT COMPANY)
         AEP TEXAS NORTH COMPANY (formerly WEST TEXAS UTILITIES COMPANY)
        AEP UTILITIES, INC. (formerly CENTRAL AND SOUTH WEST CORPORATION)
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             WHEELING POWER COMPANY
                                 CEDAR COAL CO.
                          CENTRAL APPALACHIAN COAL CO.
                                CENTRAL COAL CO.
                                  COLOMET, INC.
                                   SIMCO, INC.
                          SOUTHERN APPALACHIAN COAL CO.
                               BLACKHAWK COAL CO.
                       CONESVILLE COAL PREPARATION COMPANY
                          FRANKLIN REAL ESTATE COMPANY
                       INDIANA FRANKLIN REALTY COMPANY and
              additional subsidiaries identified on Signature Page.

                     1 Riverside Plaza, Columbus, Ohio 43215
                (Name of company or companies filing this state-ment and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                       ***

                     Wendy G. Hargus, Assistant Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

     American Electric Power Company, Inc., a New York corporation ("AEP") and AEP Utilities, Inc. (formerly Central and South West Corporation), a Delaware corporation ("AEP Utilities"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), AEP Texas Central Company, formerly Central Power and Light Company ("TCC"), AEP Texas North Company, formerly West Texas Utilities Company ("TNC"), Appalachian Power Company ("Appalachian"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") and the following nonutility subsidiaries which are currently participants in the AEP Utility Money Pool and are applicants in this proceeding: American Electric Power Service Corporation, Cedar Coal Co., Central Appalachian Coal Co., Central Coal Co., Colomet, Inc., Simco, Inc., Southern Appalachian Coal Co., Blackhawk Coal Co., Conesville Coal Preparation Company, all coal mining companies and Franklin Real Estate Company, and Indiana Franklin Realty Company, both real estate companies, are applicants in this filing ("Utility Money Pool Participants").

         The following entities are not applicants in this filing but they are participants in the Nonutility Money Pool ("Nonutility Money Pool
Participants"):


Entity                                        Description

AEP Coal, Inc.                                Coal Mining Operations in Midwest
AEP Pro Serv, Inc.                            Professional Services for industrial and energy customers
AEP Retail Energy, LLC, now AEP Texas         Gas and electric retail marketing
   Commercial & Industrial Retail Limited
AEP T&D Services, LLC                         Professional Services for transmission and distribution
Industry and Energy Associates LLC            Professional Services for industrial and energy customers
AEP C&I Company, LLC                          Gas and electric commercial and industrial retail marketing
AEP Gas Power System GP, LLC                  Gas and electric commercial and industrial retail marketing
AEP Gas Power GP, LLC                         Gas and electric commercial and industrial retail marketing
AEP Texas Commercial & Industrial
   Retail GP, LLC                             Gas and electric commercial and industrial retail marketing
AEP Communications, Inc.                      Telecom and fiber optics company
AEP Communications, LLC                       Telecom and fiber optics company
C3 Networks GP, LLC                           Telecom and fiber optics company
C3 Networks Limited Partnership               Telecom and fiber optics company
C3 Networks & Communications LP               Telecom and fiber optics company
AEP Fiber Venture, LLC                        Telecom and fiber optics company
C3 Communications, Inc.                       Telecom and fiber optics company
AEP Energy Services, Inc.                     Energy trading operations
AEP EmTech, LLC                               Owns and manages intellectual property
AEP Investments, Inc.                         Owns and manages intellectual property
Ventures Lease Co., LLC                       100% owned by AEP Resources
AEP Resources, Inc.                           Service company
AEP Delaware Investment Company II            1% owner of AEP holdings
AEP Delaware Investment Company III           Holding company
AEP MEMCO LLC                                 Barge operations
AEP Elmwood LLC                               Barge maintenance
United Sciences Testing, Inc.                 Emissions testing systems
AEP Energy Services Gas Holding Company       Gas marketing
Mid-Texas Pipeline Company                    Gas marketing
Jefferson Island Storage & Hub L.L.C.         Gas marketing
AEP Acquisition, L.L.C.                       Gas marketing
AEP Energy Services Investments, Inc.         Gas marketing
LIG, Inc.                                     Gas marketing
LIG Pipeline Company                          Gas marketing
Tuscaloosa Pipeline Company                   Gas marketing
LIG Liquids Company, L.L.C.                   Gas marketing
Louisiana Intrastate Gas Company, L.L.C.      Gas marketing
LIG Chemical Company                          Gas marketing
Houston Pipe Line Company                     Pipeline
Houston Pipe Line Company, LP                 Gas marketing
AEP Gas Marketing LP                          Gas marketing
HPL Holdings, Inc.                            Gas marketing
AEP Resources International, Limited          Foreign power plant operations
AEP Resources Project Management
   Company, Ltd.                              Foreign power plant operations
AEP Pushan Power, LDC                         Foreign power plant operations
CSW International, Inc.                       Foreign IPP's
AEP Delaware Investment Company III           Energy management
AEP Holdings I CV                             Holding company
AEP Holdings II CV                            Holding company
AEP Energy Services UK Gen Ltd                European power generation
AEP Energy Services Limited                   European trading operations
CSW Energy, Inc.                              Domestic IPP's
CSW Power Marketing, Inc.                     Power marketing
CSW Ft. Lupton, Inc.                          Power plant operations
Newgulf Power Venture                         Power plant operations
CSW Development I, Inc.                       Power plant operations
Eastex Cogeneration LP                        Power plant operations
CSW Eastex LP I, Inc.                         Power plant operations
CSW Energy Services, Inc.                     Energy Marketer
EnerShop Inc.                                 Retail Sales
Mutual Energy SWEPCO L.P.                     Retail electric provider
REP Holdco Inc.                               Retail electric provider
Mutual Energy TCC, LP                         Retail electric provider
REP General Partner L.L.C.                    Retail electric provider
Mutual Energy WTU, LP                         Retail electric provider
Mutual Energy Service Company, L.L.C.         Service operations for retail companies
AEP Ohio Commercial & Industrial
   Retail Co, LLC                             Retail electric provider
AEP Ohio Retail Energy LLC                    Retail electric provider
Mutual Energy L.L.C.                          Retail electric provider
AEP Texas POLR, LLC (formerly AEP
   Texas Retail GP, LLC)                      Retail electric provider of last resort
POLR Power, L.P.                              Retail electric provider of last resort
AEP Desert Sky GP, LLC                        Wind generation operations
AEP Desert Sky LP LLC                         Wind generation operations
Universal Supercapacitators, LLC              Supercapacitator operations

         The nonutility entities seeking authority to become participants in the Nonutility Money Pool in Item 1, Section G below, are applicants in this proceeding.

         For purposes hereof "Subsidiaries" shall also include other direct or indirect subsidiaries that AEP may form pursuant to the Rule 58 exception or pursuant to Sections 32, 33 or 34 of the Act. All of AEP's direct and indirect Subsidiaries, other than Public Utility Subsidiaries, are herein called "Nonutility Subsidiaries." All subsidiaries and AEP and AEP Utilities are sometimes referred to collectively as the "Companies".

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

I. Current and Requested Financing Authority

         A. Background and Previously Existing Authority
         -----------------------------------------------

         By Order dated December 30, 1997 (Release No. 35-26811, in file No. 70-9107), AEP Utilities, formerly Central and South West Corporation, and its electric public utility subsidiary companies, TCC, PSO, SWEPCO, TNC and Central and South West Services, Inc., were authorized to engage in various financing and related transactions through December 31, 2002.

         By Order dated June 14, 2000 (Release No. 35-27186 in File No. 70-9381), AEP was authorized to acquire by merger all of the outstanding common stock of AEP Utilities. By that order, AEP, its operating subsidiaries and certain other subsidiaries were added to the Money Pool administered by AEP Utilities.

         By Order dated October 26, 2001 (Release No. 27457 in File No. 70-9937) the Money Pool authority was extended to December 31, 2002 and certain sublimits were established.

         B. Current Authority
         --------------------

         By order dated April 11, 2002 (Release No. 35-27517 in file no. 70-10021), AEP is authorized to issue and sell through June 30, 2004 shares of common stock, preferred securities, long-term debt and other securities in an aggregate amount at anytime outstanding not to exceed $3.0 billion (not including shares of common stock issued pursuant to various stock ownership plans).

         By order dated December 18, 2002, in File No. 70-10088 (HCAR Release No. 35-27623), the Commission authorized through March 31, 2006 ("Authorization Period"):

         (i) SWEPCO and Wheeling to issue common stock, preferred securities; short-term debt financing; long-term debt financing, such as first mortgage bonds, pollution control revenue bonds, notes (secured and unsecured) and debentures; sales of tax-advantaged preferred securities; and borrowings under Credit Agreements with banks; credit enhancements and other financial institutions in each case not subject to Rule 52; in amounts not to exceed $350 million and $40 million, respectively, and to engage in hedging transactions;

         (ii) AEP, AEP Utilities and the Public Utility Subsidiaries to have aggregate short-term financing authority in the amount of $7.2 billion outstanding;

         (iii) TCC, TNC, Columbus and Ohio, companies affected by restructuring, to issue short and long-term debt in an amount not to exceed $3.9 billion. Any short-term debt issued by TCC, TNC, Columbus and Ohio will be included in the aggregate short-term financing amount of $7.2 billion outstanding described at (ii) above;

         (iv) Public Utility Subsidiaries to organize corporations, trusts, partnerships or other entities for the purpose of facilitating certain types of financings such as the issuance of tax advantaged preferred securities;

         (v) AEP and its Subsidiaries are authorized to enter into and perform interest rate hedging transactions to manage the volatility of interest rates associated with outstanding indebtedness and anticipated debt offerings.

         (vi) AEP, AEP Utilities and Utility Money Pool Participants to continue the Utility Money Pool through the Authorization Period;

         (vii) AEP and its Nonutility Subsidiaries to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

         (viii) AEP and its Subsidiaries to issue guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time; and

         (ix) AEP's Nonutility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.

         C. Summary of the Requested Authority
         -------------------------------------

         The Applicants hereby request authorization to amend, modify and expand the authority existing in File No. 70-10088 with respect to the ongoing financing activities of AEP and its Subsidiaries through the Authorization Period as follows:

1) AEP seeks authority to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries: (i) additional Common Stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, (ii) Preferred Stock and other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"), and (iii) new long-term debt securities having maturities of one year or more up to 50 years ("Long Term Debt"), in an amount up to $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where AEP's capitalization is not increased as a result thereof). AEP currently has authority to issue commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $7.2 billion to fund the Money Pools and for its own requirements (File 70-10088).

2) Kingsport and Wheeling seek authority to issue long-term debt in an amount not to exceed $40 million for each company and to enter into hedging transactions.

3) AEP and the Public Utility Subsidiaries have the short-term borrowing limits set forth below in Section D, Subsection 5 for Public Utility Subsidiaries through the Utility Money Pool, external borrowings or borrowings from AEP.

4) The references in File No. 70-10088 relating to Restructuring Companies will be deleted and the Texas and Ohio companies will have short and long-term financing authority as set forth in Section D, Subsection 5 and Section E, Subsection 4.

5) The following Public Utility Subsidiaries seek authority to refund and reissue currently outstanding pollution control revenue bonds as follows:
     TCC $450,000,000, TNC $45,000,000, and SWEPCO $185,000,000.

6) AEP Utilities, Inc. seeks authority to issue short-term debt in an amount up to $100,000,000 from external sources or from its parent AEP for its general corporate purposes.

7) AEP and the Subsidiaries seek authority to (i) acquire, directly or indirectly, the equity securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of authorized and exempt activities of the Applicants through the issuance of long-term debt, short-term debt, preferred securities and other equity securities to third parties and to provide guarantees and enter into expense agreements with respect to the securities or other obligations of Financing Subsidiaries. Financing Subsidiaries are authorized to transfer proceeds of any financing to their respective parent companies.

8) Certain nonutility Subsidiaries seek authorization to participate in the Nonutility Money Pool.

9) Dolet Hills Lignite Company currently a participant in the Nonutility Money Pool seeks to become a participant in the Utility Money Pool.

         D. Parameters of Financings
         ---------------------------

         The Applicants request authority to engage in financing transactions for which the specific terms and conditions are not currently known, subject to certain conditions concerning the financial condition of the Applicants. The Applicants will not publicly issue any long-term debt unless such securities are rated at the time of issuance at an investment grade level as established by at least one "nationally recognized statistical rating organization," as that term is used in paragraphs (c)(2)(vi)(E)(F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. The entity issuing any commercial paper will have at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Short-term borrowings will have maturities of less than one year from the date of issuance. The general conditions for financing without further prior approval are set forth below.

     1. Effective Cost of Money on Debt Securities and Borrowings Under Credit Agreements

         The effective cost of money on long term debt borrowings issued pursuant to this Application will not exceed the greater of (i) 500 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over U.S. Treasury securities which is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     2. Maturity of Debt

         The maturity of indebtedness will not exceed 50 years.

     3. Issuance Expenses

         The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

     4. Use of Proceeds

         The proceeds from the sale of securities in external financing transactions by the Applicants will be added to their respective treasuries and subsequently used principally for general corporate purposes including:

          (i)  the financing, in part, of capital expenditures;

          (ii) the financing of working capital requirements;

          (iii)the   acquisition,   retirement   or   redemption  of  securities
               previously issued by such Applicant; and

          (iv) other lawful purposes, including direct or indirect investment in Rule 58 companies by AEP, other subsidiaries approved by the Commission, EWGs and FUCOs.

     5. Borrowing Limits

         The aggregate amount of outstanding external financing effected by the Applicants pursuant to the authorization requested hereunder during the Authorization Period, other than the refinancing of currently outstanding securities, which shall not be limited, will not exceed:

                  (a) Long-term debt limits:

                  AEP                      $3,000,000,000
                  Kingsport                $   40,000,000
                  TCC                      $  600,000,000
                  TNC                      $  250,000,000
                  SWEPCO                   $  600,000,000
                  Wheeling                 $   40,000,000

                  b) Short-term borrowing limits for Public Utility Subsidiaries through the Money Pool or external borrowings, or borrowings from AEP or from a Financing Subsidiary, are as follows:

                  Appalachian               $  600,000,000
                  Columbus                  $  350,000,000
                  Indiana                   $  500,000,000
                  Kentucky                  $  200,000,000
                  Generating                $  125,000,000
                  Kingsport                 $   40,000,000
                  Ohio                      $  600,000,000
                  PSO                       $  300,000,000
                  SWEPCo                    $  350,000,000
                  TCC                       $  600,000,000
                  TNC                       $  250,000,000
                  Wheeling                  $   40,000,000

                  (c) AEP requires an amount of authority for short-term borrowings sufficient to fund the Utility Money Pool and the Nonutility Money Pool, to make loans to other Subsidiaries, as well as for its own requirements in an amount not to exceed $7,200,000,000.

                  (d) AEP Utilities, Inc.:

                  AEP Utilities. Inc., a registered public utility holding company, requests authority to borrow up to $100,000,000 outstanding at any one time from external sources or from its parent AEP for its own corporate purposes. This authority is in addition to its authority to borrow to fund the Utility Money Pool.

                  (e) Pollution Control Revenue Bonds Refunding:

                  The following Public Utility Subsidiaries seek authority to refund and reissue currently existing pollution revenue bonds as follows:

                  TCC               $450,000,000
                  TNC               $ 45,000,000
                  SWEPCO            $185,000,000

                  6. Financial Condition

         AEP hereby represents that it will maintain during the Authorization Period for itself and for all the Public Utility Subsidiaries minimum 30% common equity as a percentage of consolidated capital (inclusive of short-term debt and inclusive of securitization bonds for the recovery of regulatory assets in connection with state-mandated utility restructuring); however TCC has authority in File No. 70-10088 to maintain a common equity ratio of 25% for so long as securitization bonds are outstanding. The 25% common equity as a percentage of consolidated capital is required only because of the issuance of securitization bonds.

         E. Financing Requests

         External Financing - All external financing will be at rates or prices and under conditions based upon, or otherwise determined, by competitive capital markets.

         The Applicants request authority to sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers;
(ii) directly to a limited number of purchasers or to a single purchaser, or
(iii) through agents or dealers. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The securities may be sold directly or through agents designated from time to time. If dealers are used in the sale of any securities, such securities will be sold to the dealers as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

         If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. Debt securities may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the Securities Act of 1933. Pollution control revenue bonds may be sold either currently or in forward refundings where the price of the securities is established currently for delivery at a future date. Terms relating to credit enhancement and hedging transactions will be as set forth in File 70-10088.

               1.   External AEP Financing

         AEP seeks authority to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries: (i) additional Common Stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, (ii) Preferred Stock and other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"), and (iii) new long-term debt securities having maturities of one year or more up to 50 years ("Long Term Debt"), in an amount up to $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where AEP's capitalization is not increased as a result thereof).

         Common Stock. AEP seeks authority to issue and sell Common Stock or options, warrants, equity-linked securities or other stock purchase rights exercisable for Common Stock. Common Stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         AEP may sell Common Stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly through a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by AEP) or directly by one or more underwriters acting alone. If Common Stock is being sold in an underwritten offering, AEP may grant the underwriters thereof a "green shoe" option permitting the purchase from AEP at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

         Preferred Securities. AEP seeks to have the flexibility to issue Preferred Stock or other types of Preferred Securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose Financing Subsidiaries organized by AEP specifically for such purpose as described herein. Preferred Stock or other types of Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by AEP's Board of Directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of AEP Common Stock or indebtedness.

         Long-Term Debt. Long-term Debt may be issued directly by AEP or indirectly through one or more Financing Subsidiaries in the form of bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Each series of Long-term Debt would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as AEP may determine at the time of issuance. Any Long-term Debt
(a) may be convertible into any other securities of AEP, (b) will have maturities up to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and
(h) may be entitled to the benefit of affirmative or negative financial or other covenants.

         The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Specific terms of any Long-term Debt will be determined by AEP at the time of issuance and will comply in all regards with the parameters on financing authorization set forth above.

     Short-Term Debt. AEP also seeks authority to issue commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $7.2 billion to fund the Money Pools, to make loans to Subsidiaries and for its own corporate purposes.

               2.   Long-Term Debt - Public Utility Subsidiaries

         Public Utility Subsidiaries. Under current law, the public utility commission in the states of Indiana, Virginia, Tennessee, Ohio, Oklahoma and Kentucky approve the issuance of long-term securities by public utility companies. Therefore, Rule 52(a) provides an exemption from this Commission for the issuances of long term debt securities by all of AEP's public utility subsidiaries except Kingsport, TCC, SWEPCO, TNC and Wheeling.

         Financing authorization is being sought for Kingsport, SWEPCO, Wheeling, TCC, and TNC as described in Borrowing Limits above.

         Any long-term debt would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions in accordance with parameters set forth in Section 1 above and as described in subsection (a) above, as the Applicants may at the time of issuance determine.

               3. Short-Term Debt - Public Utility Subsidiaries

         The Public Utility Subsidiaries are members of the AEP Utility System Money Pool and make short-term borrowings from the Money Pool. The Utility Money Pool and the Nonutility Money Pool (together, the "Money Pools") are funded by AEP currently through a commercial paper program. No participant in the Money Pools ("Participants") may borrow from the specific Money Pool if the borrowing Company could borrow more cheaply directly from banks or through the issuance of its own commercial paper. The Public Utility Subsidiaries require authority for short term borrowing in the event funds are not available from the Money Pool. Therefore, AEP, any Financing Subsidiary, AEP Utilities and the Public Utility Subsidiaries seek authorization for the issuance of short-term debt in the form of bank loans and commercial paper programs in the amounts set forth in Borrowing Limits above.

         Commercial paper would be sold in established domestic or European commercial paper markets. AEP, AEP Utilities, any Financing Subsidiary or the Public Utility Subsidiaries may, without counting against its limits, maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

         AEP and AEP Utilities require flexibility in the types of short-term debt by which each of them borrows externally to take advantage of new commercial paper products being offered in the market for short-term securities, including but not limited to, the extendible commercial notes program currently being offered by certain commercial paper dealers, and other new products to provide alternate backup liquidity for commercial paper and short-term notes.

         AEP, AEP Utilities, any Financing Subsidiary and the Public Utility Subsidiaries having the flexibility to allocate short-term borrowings between sales of notes and sales of commercial paper, will be able to realize economies in meeting their short-term financing requirements, and such companies propose, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing requirements.

         AEP, AEP Utilities, any Financing Subsidiary and the Public Utility Subsidiaries may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as each individual entity may deem appropriate in light of its needs and market conditions at the time of issuance, including making borrowings from AEP, AEP Utilities or any Financing Subsidiary.

               4. Texas and Ohio Companies

         The references in File No. 70-10088 relating to Restructuring Companies will be deleted and the Texas and Ohio companies will have short and long-term financing authority, other than the refinancing of currently outstanding securities which shall not be limited, as set forth below:

                  a) Columbus and Ohio seek short-term borrowing authority for up to $350,000,000 for Columbus and $600,000,000 for Ohio. Long-term debt issued by Columbus and/or Ohio is approved by the Ohio Public Utility Commission.

         The Public Utility Subsidiaries located in Texas seek the following authority:
                           Short-term Debt Authority:

                           SWEPCO           $350,000,000
                           TCC              $600,000,000
                           TNC              $250,000,000

                           Long-term Debt Authority:

                           SWEPCO           $600,000,000
                           TCC              $600,000,000
                           TNC              $250,000,000

                  5. Pollution Control Revenue Refunding Bonds

         The following Public Utility Subsidiaries seek authority to refund and reissue currently outstanding pollution control revenue bonds in amounts not to exceed:

                           TCC              $450,000,000
                           TNC              $ 45,000,000
                           SWEPCO           $185,000,000

                  6. AEP Utilities

         AEP Utilities, Inc., a registered holding company, seeks authority to issue short-term debt in an amount up to $100,000,000 from external sources or from its parent AEP for its general corporate purposes. This authority would not be used to fund the Utility Money Pool, but would be in addition to that financing authority (which was previously authorized in 70-10088).

         F. Authority to Form Financing Subsidiaries

         AEP and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of AEP and the Subsidiaries through the issuance of long-term debt, short-term debt, including commercial paper, or Preferred Securities, to third parties and the transfer of the proceeds of such financings to AEP or such Subsidiaries. The proceeds of the sale of any commercial paper will be used to fund the AEP Money Pools or to make direct loans to the Subsidiaries and, to the extent not exempt under Rule 52, Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the loan of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on any such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued.

     The amount of securities issued by any Financing Subsidiary to third parties pursuant to the authorization requested herein will be included in the overall external financing limitation, if any, authorized for the parent company of such Financing Subsidiary. However, the amount of Subordinated Notes issued by a parent company to its Financing Subsidiary will not be counted against such external financing limitation. Securities issued by any Financing Subsidiary to third parties shall be exempt pursuant to Rule 52 (and therefore reportable on Form U-6B-2) only if such securities, if issued directly by the parent company of such the Financing Subsidiary, would be exempt under Rule 52.

         AEP or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities. However, to avoid double counting, the guarantees of securities issued by Financing Subsidiaries shall not be counted against the $900 million limitation on AEP Guarantees and Subsidiary Guarantees (see File 70-10088).

         G. Addition of Participants to Nonutility Money Pool

         AEP and any existing direct or indirect nonutility subsidiary named herein (including any exempt wholesale generator under Section 32 of the Act, a foreign utility company under Section 33 of the Act or an exempt telecommunications company under Section 34 of the Act) and including any Rule 58 company (collectively the "Nonutility Subsidiaries") were authorized in File 70-10088 (HCAR Release 35-27623) to form and participate in a separate system of intercorporate borrowings (the "Nonutility Money Pool"). The Nonutility Money Pool is administered in the same manner and subject to the same conditions as the Utility Money Pool.

         The following nonutility entities hereby seek authorization to become participants in the AEP Nonutility Money Pool:


Entity                                Description

AEP Houston Pipeline Company LLC      Gas pipeline
AEP Power Marketing, Inc.             Power marketing
AEP Texas POLR GP, LLC                Marketing of natural gas, electricity or
                                         energy related products
CSW Services International, Inc.      Non-regulated energy-related services and
                                         projects
AEP Coal Marketing LLC                Marketing of natural gas, electricity or
                                         energy related products
CSW Orange, Inc.                      Independent Power
CSW Mulberry, Inc.                    Independent Power
Noah I Power G.P., Inc.               Independent Power
Noah I Power, L.P.                    Independent Power
CSW Orange II, Inc.                   Independent Power
CSW Mulberry II, Inc.                 Independent Power
CSW Sweeny GP I, Inc.                 Independent Power
CSW Sweeny GP II, Inc.                Independent Power
CSW Sweeny LP I, Inc.                 Independent Power
CSW Sweeny LP II, Inc.                Independent Power
CSW Services International Inc.       Non-regulated energy-related services
                                         and products
Trent Wind Farm LP                    Wind power generation
AEP Wind LP, LLC                      Wind power generation
AEP Wind GP, LLC                      Wind power generation
CSW Vale LLC                          International energy-related
                                         investments, trading and other projects
HPL GP LLC                            Gas pipeline and processing
AEP Desert Sky GP, LLC                Wind power generation
AEPR Ohio LLC                         International energy-related investments,
                                             trading and other projects
AEP Wind LP II, LLC                   Wind power generation
AEP Desert Sky LP II, LLC             Wind power generation
AEP Wind Holding, LLC                 Wind power generation
Golden Prairie Holding Company, LLC   Wind power generation holding company
Golden Prairie Wind Farm LLC          Wind power generation


         H. Addition of Dolet Hills Lignite Company to Utility Money Pool

         Dolet Hills Lignite Company, a subsidiary of SWEPCo, currently a participant in the Nonutility Money Pool, seeks to become a participant in the Utility Money Pool because it is a mining company similar to the other mining companies which are currently Utility Money Pool Participants. It would no longer be a participant in the Nonutility Money Pool.

         I. Summary of Requests for Authority

         (i) Applicants in this file request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing until March 31, 2006 unless otherwise provided;

         (ii) AEP seeks authority to issue directly or through one or more Financing Subsidiaries common stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for common stock, Preferred Securities and long term debt in an amount up to $3 billion and short-term debt in an aggregate amount not to exceed $7.2 billion;

         (iii) Kingsport and Wheeling request authorization to issue long-term debt in amounts not to exceed $40 million for each company;

         (iv) AEP, AEP Utilities and the Public Utility Subsidiaries request that the Commission approve an aggregate financing request in the amount of $7.2 billion outstanding in short-term financing capacity for AEP, AEP Utilities and the Public Utility Subsidiaries as more fully described in the Application-Declaration; (v) Columbus and Ohio seek authority to issue short-term debt in an amount not to exceed $300 million and $600 million, respectively; SWEPCO, TCC and TNC seek authority to issue short-term debt in amounts up to $350 million, $500 million, and $250 million, respectively, and to issue long-term debt in amounts up to $600 million, $600 million and $250 million, respectively;

         (vi) SWEPCO, TCC and TNC seek authority to refund and reissue currently outstanding pollution control revenue refunding bonds in amounts not to exceed $185 million, $450 million, and $45 million, respectively;

         (vii) AEP and its Subsidiaries seek authorization to organize Financing Subsidiaries;

         (viii) Certain additional Nonutility Subsidiaries request authority to become participants in the Nonutility Money Pool;

         (ix) Dolet Hills Lignite Company seeks to become a participant in the Utility Money Pool.

                                       ***
         J. Compliance with Rule 54

         The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

         AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

         AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, AEP's "aggregate investment", as defined in Rule 53(a) (1), in EWGs and FUCOs was approximately $1.766 billion, or about 70.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a) (1), for the four quarters ended March 31, 2003 ($2.519 billion).

         With respect to Rule 53(a) (1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a) (1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

         In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a) (2), the limitation under Rule 53(a)
(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a) (4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) (1) or (3) has occurred or is continuing.

         The circumstances described in Rule 53(b) (2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending March 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended March 31, 2003 was $2.519 billion, or a decrease of approximately 23.9% from the company's average consolidated retained earnings for the four quarterly periods ended March 31, 2003 of $3.308 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of March 31, 2003 exceeded 2% of the total capital invested in utility operations.

         If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

         As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of March 31, 2003, AEP's consolidated capitalization consisted of 55.2% debt, 38.3% common and preferred equity (consisting of 394,993,420 shares of common stock representing 37.7%, $376 million principal amount of equity units representing 1.7% and $144 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.4% and $759 million minority interest in finance subsidiary representing 3.4%.

         AEP respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of AEP or its Utility Subsidiaries.

        None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

         The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

         Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

         As of December 31, 1999, Standard and Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; and Ohio Power Company, A-. As of December 31, 1999, Standard and Poor's rating of secured debt for Central and South West Corporation's Utility Subsidiaries was as follows: AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company (formerly West Texas Utilities Company), A.

         As of March 31, 2003, Standard and Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB and Ohio Power Company, BBB. As of March 31, 2003, Standard and Poor's rating of secured debt for Central and South West Corporation's Utility Subsidiaries was as follows: AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

Reporting

         AEP and the Participants will report quarterly to the Commission pursuant to Rule 24 under the Act as part of the quarterly filing in File No. 10088.

ITEM 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

ITEM 3.  Applicable Statutory Provisions.

         Sections 6(a), 7, 9(a), 10 and 12 and Rules 43, 45 and 46 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4.  Regulatory Approval.

         No state and regulatory authority which has not already been obtained and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions. The Virginia State Corporation Commission and the West Virginia Public Services Commission may have jurisdiction over the organization of a Financing Subsidiary to provide services for APCo or Wheeling. No other approvals are required.

ITEM 5.  PROCEDURE.

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/ Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than October 31, 2003 in order to accommodate the initial call of capital contributions by the Company. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  Exhibits and Financial Statements.

         A.   Exhibits.

              A  - None

              B  - Inapplicable

              C  - None

              D  - Inapplicable

              E  - Opinion of Counsel

              F  - Form of Federal Register Notice

         B.   Financial Statements. (To be filed as an Amendment)

           Balance Sheets as of June 30, 2003 and Statements Of Income and Retained Earnings for the 12 months ended June 30, 2003 of American and its subsidiaries consolidated.

ITEM 7.  Information as to Environmental Effects.

         None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                       and
                             AEP GENERATING COMPANY
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                               AEP UTILITIES, INC.
                            AEP TEXAS CENTRAL COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             AEP TEXAS NORTH COMPANY
                             WHEELING POWER COMPANY
                        DOLET HILLS LIGNITE COMPANY, LLC
                        AEP HOUSTON PIPELINE COMPANY LLC
                            AEP POWER MARKETING, INC.
                             AEP TEXAS POLR GP, LLC
                         CSW SERVICES INTERNATIONAL INC.
                             AEP COAL MARKETING LLC
                                CSW ORANGE, INC.
                               CSW MULBERRY, INC.
                             NOAH I POWER G.P., INC.
                               NOAH I POWER, L.P.
                               CSW ORANGE II, INC.
                              CSW MULBERRY II, INC.
                              CSW SWEENY GP I, INC.
                             CSW SWEENY GP II, INC.
                              CSW SWEENY LP I, INC.
                             CSW SWEENY LP II, INC.
                               TRENT WIND FARM LP
                                AEP WIND LP, LLC
                                AEP WIND GP, LLC
                                  CSW VALE LLC
                                   HPL GP LLC
                             AEP DESERT SKY GP, LLC
                                  AEPR OHIO LLC
                               AEP WIND LP II, LLC
                            AEP DESERT SKY LP II, LLC
                             AEP COAL MARKETING LLC
                          AEP WIND HOLDING COMPANY, LLC
                       GOLDEN PRAIRIE HOLDING COMPANY LLC
                          GOLDEN PRAIRIE WIND FARM LLC


                             By: /s/ Wendy S. Hargus
                                 Assistant Treasurer of all
                                 the above-listed companies.

Dated: September 11, 2003

                                                                  EXHIBIT E

                                                          September 11, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      American Electric Power Company, Inc.
                  Application-Declaration on Form U-1
                  File No. 70

Dear Sirs:

         I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. ("AEP") and have acted as counsel for American Electric Power Company, Inc. and its subsidiaries (the "Subsidiaries") in connection with the filing of the Application-Declaration on Form U-1 (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by AEP a registered holding company, and its Subsidiaries. In the application, AEP and the Subsidiaries request authority under the Act to engage in various financing and related transactions (the "Proposed Transactions") through March 31, 2006.

         I have examined originals, or copies certified to my satisfaction, of such corporate records of AEP and the Subsidiaries, certificates of public officials, certificates of officers and representatives of AEP and the Subsidiaries and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of AEP and other appropriate persons and statements contained in the Application.


         Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1. AEP and each of the Subsidiaries are or will be validly organized and duly existing under the laws of their states of incorporation.

2. All state laws applicable to the Proposed Transactions as described in the Application (other than so-called "blue-sky" or state securities laws as to which I express no opinion) will have been complied with.

3. Any debt securities and any guarantees issued as contemplated in the Application will be valid and binding obligations of AEP or the respective Subsidiary in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and to the effects of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including without limitation (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedies and (b) concepts of materiality, reasonableness, good faith and fair dealing.

4. Any shares of common stock or preferred stock issued or sold by the Subsidiaries as contemplated in the Application will be validly issued, fully paid, and non-assessable and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other documents defining such rights and privileges.

5. The consummation by AEP and the Subsidiaries of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by AEP or the Subsidiaries or any "associate" company, as such term is defined in the Act, of AEP or the Subsidiaries.

     The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

     a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of AEP and the Subsidiaries.

     b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting and permitting the Application to become effective.

     c. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

         I hereby consent to the use of this opinion as an exhibit to the Application.

                                       Very truly yours,



                                       Ann B. Graf
                                       Counsel to American Electric Power
                                       Company, Inc. and its Subsidiaries

                                                                      Exhibit F


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No._____________                                 /September ___, 2003



In the Matter of
AMERICAN ELECTRIC POWER COMPANY, INC., et al.
1 Riverside Plaza
Columbus, OH  43215

(70-    )


NOTICE IS HEREBY GIVEN that American Electric Power Company, Inc., a New York corporation ("AEP") and Central and South West Corporation, a Delaware corporation ("CSW"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), AEP Texas Central Company ("TCC"), AEP Texas North Company ("TNC"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") have filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act, and Rules 43, 45 and 46 thereunder for authorization for certain financial transactions described in the Application through March 31, 2006 unless otherwise specified in the Application.

It is stated that no other state commission, other than those whose approval has been obtained, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October _____, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                                          Jonathan G. Katz
                                          Secretary